Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

January 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention: Tim Buchmiller
Celeste Murphy, Legal Branch Chief

Re: Sorrento Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 7, 2019
File No. 333-234869

Ladies and Gentlemen:

This letter responds to the oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Tim Buchmiller of the Staff to Jeff Hartlin of Paul Hastings LLP on January 10, 2019 (the “Oral Comment”) relating to the Amendment No. 2 to Registration Statement on Form S-3, filed on January 7, 2020 (File No. 333-234869) (as amended, the “Registration Statement”) by Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”).

Set forth below is a summary of the Staff’s Oral Comment (in bold italics) and the Company’s response thereto. The Company intends to amend the Registration Statement pursuant to an Amendment No. 3 filed with the Commission once the Company has confirmation from the Staff that the proposed revisions below are acceptable.

Registration Statement on Form S-3 filed January 7, 2020, page 4 and 15

1.Please revise your disclosures to clearly state that the exclusive forum provision is not intended to, and does not, apply to any actions arising under the Securities Act or the Exchange Act.

The Company respectfully advises the Staff that it will revise disclosures regarding its exclusive forum provision in the Risk Factors section and the Description of Capital Stock section to further clarify that the exclusive forum provision is not intended to apply to any actions brought under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to remove disclosure that the exclusive forum provision may apply to a suit that both falls within one or more of the categories enumerated in the exclusive forum provision and asserts a claim under the Securities Act. In furtherance of the foregoing, the Company provides below examples of such prospective disclosures, using the disclosures regarding the Company’s exclusive forum provision from the Registration Statement (language in bold underlined font reflects additions to the language in the Form 10-K and language in strikethrough font reflects deletions to the language in the Registration Statement). The Company advises the Staff that it will include these revised disclosures, as set forth below, in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission.

U.S. Securities and Exchange Commission
January 13, 2020

“Risk Factors

[…]

Our Amended and Restated Bylaws provide that the Court of Chancery in the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Bylaws, or our Bylaws, provide that, unless our Board of Directors consents to an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought by or on our behalf; (ii) any direct action asserting a claim against us or any of our directors or officers pursuant to any of the provisions of the General Corporation Law of the State of Delaware, our Restated Certificate of Incorporation or our Bylaws; (iii) any action asserting a claim of breach of fiduciary duties owed by any of our directors, officers or other employees to our stockholders; or (iv) any action asserting a violation of Delaware decisional law relating to our internal affairs. This provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. ~~Further, this~~ This choice of forum provision is not intended to apply to ~~does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for~~ any actions brought under the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, as amended, or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. ~~It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.~~ There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act. However, our Bylaws do not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Our Bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision.”

“Description of Capital Stock

[…]

Choice of Forum.The Bylaws provide that, unless our Board consents to an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought by or on our behalf; (ii) any direct action asserting a claim against us or any of our directors or officers pursuant to any of the provisions of the DGCL, our Certificate of Incorporation or our Bylaws; (iii) any action asserting a claim of breach of fiduciary duties owed by any of our directors, officers or other employees to our stockholders; or (iv) any action asserting a violation of Delaware decisional law relating to our internal affairs. This

U.S. Securities and Exchange Commission
January 13, 2020

provision does not apply to (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of Delaware courts, or (b) actions in which a federal court has assumed exclusive jurisdiction to a proceeding. ~~Further, this~~ This choice of forum provision is not intended to apply to ~~does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for~~ any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.~~It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.~~ There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act. However, the Bylaws do not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. The Bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision.”

*****

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer

cc: Jeffrey T. Hartlin, Paul Hastings LLP